UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Acer Therapeutics Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

00444P108
(CUSIP Number)

Chris Schelling
Acer Therapeutics Inc.
222 Third Street
Suite #2240
Cambridge, MA 02142
(844) 902-6100

With a copy to:

David R. Pierson, Esq.
Daniel S. Clevenger, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
617-832-1000

(Name, address and telephone number of person authorized to receive notices and communications)

September 19, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .o

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 00444P108	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Chris Schelling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	1,750,000
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,750,000
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00444P108	SCHEDULE 13D	Page 3 of 6 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Acer Therapeutics Inc., a Texas corporation (the “Issuer”). The Issuer’s principal executive office is located at 222 Third Street, Suite #2240, Cambridge, Massachusetts 02142.

Item 2. Identity and Background

(a)           The name of the reporting person is Chris Schelling (the “Reporting Person”).

(b)           The business address of the Reporting Person is 222 Third Street, Suite #2240, Cambridge, Massachusetts 02142.

(c)           The principal occupation of the Reporting Person is President and Chief Executive Officer of the Issuer at the Issuer’s principal executive office located at 222 Third Street, Suite #2240, Cambridge, Massachusetts 02142. The Reporting Person also serves as a director of the Issuer.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of 1,750,000 shares of Common Stock on September 19, 2017 in connection with the business combination of the Issuer, formerly known as Opexa Therapeutics, Inc., with what was then known as “Acer Therapeutics Inc.” (“Private Acer”). On September 19, 2017, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of June 30, 2017, by and among the Issuer, Opexa Merger Sub, Inc. (“Merger Sub”), and Private Acer (the “Merger Agreement”), Merger Sub merged with and into Private Acer, with Private Acer surviving as a wholly owned subsidiary of the Issuer (the “Merger”). Also on September 19, 2017, in connection with, and prior to the completion of, the Merger, the Issuer effected a reverse stock split of its then outstanding Common Stock and, immediately following the Merger, the Issuer changed its name from “Opexa Therapeutics, Inc.” to “Acer Therapeutics Inc.”

CUSIP No. 00444P108	SCHEDULE 13D	Page 4 of 6 Pages

Under the terms of the Merger Agreement, the Issuer issued shares of its Common Stock to Private Acer’s stockholders, at an exchange ratio of one share of Common Stock in exchange for each share of common stock of Private Acer outstanding immediately prior to the Merger. The Reporting Person held 1,750,000 shares of Private Acer’s common stock prior to the Merger, which resulted in the Reporting Person receiving 1,750,000 shares of Common Stock at the effective time of the Merger.

Item 4. Purpose of Transaction

The disclosure provided in Item 3 above is incorporated herein by reference.

Since the effective time of the Merger and as of the date hereof, the Reporting Person serves as the President and Chief Executive Officer of the Issuer. At the effective time of the Merger, each of the directors of the Issuer prior to the Merger resigned and the Reporting Person, Jason Amello, Stephen J. Aselage, Hubert Birner, Michelle Griffin, John M. Dunn and Luc Marengere were appointed as directors of the Issuer whose terms expire at the Issuer’s next annual meeting of shareholders.

Item 5. Interest in Securities of the Issuer

(a) The percentage of beneficial ownership reported in this Item 5, and on the Reporting Person’s cover page to this Schedule 13D, is based on a total of 6,453,260 shares of the Common Stock issued and outstanding as of September 19, 2017, according to information provided by the Issuer to the Reporting Person. All of the share numbers reported herein, and on the Reporting Person’s cover page to this Schedule 13D, are as of September 29, 2017, unless otherwise indicated. The cover page to this Schedule 13D for the Reporting Person is incorporated by reference in its entirety into this Item 5(a).

The Reporting Person beneficially owns 1,750,000 shares of Common Stock, or approximately 27.1% of the outstanding shares of Common Stock.

(b) The Reporting Person has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, all of the shares of Common Stock beneficially owned by the Reporting Person as described in Item 5(a) above.

(c) As of September 19, 2017, the Reporting Person acquired beneficial ownership of 1,750,000 shares of Common Stock as a result of the effectiveness of the Merger. Except as set forth in the preceding sentence, the Reporting Person has not effected any transaction in shares of the Common Stock from July 31, 2017 (the date 60 days prior to the filing of this Schedule 13D) to September 29, 2017.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

CUSIP No. 00444P108	SCHEDULE 13D	Page 5 of 6 Pages

Item 7.  Material to be Filed as Exhibits

Exhibit 1
Agreement and Plan of Merger and Reorganization, dated as of June 30, 2017, by and among Opexa Therapeutics, Inc., Opexa Merger Sub, Inc. and Acer Therapeutics Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 3, 2017).

 [signature page follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2017	By:	/s/ Chris Schelling
Chris Schelling